

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2014

<u>Via E-mail</u>
John H. Marino, Jr.
Chief Executive Officer
Continental Rail Corp.
2929 East Commercial Boulevard
PH-D
Fort Lauderdale, FL 33308

> **Re: Continental Rail Corp.**
> **Registration Statement on Form S-1**
> **Filed March 5, 2014**
> **File No. 333-194337**

Dear Mr. Marino:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please update the financial statements and related disclosures included in your Form S-1 registration statement as necessary to comply with Rule 8-08 of Regulation S-X.

3. Please include a currently dated consent of your independent registered public accountant as an exhibit to any future amendments of your Form S-1 registration statement.

Prospectus Cover Page

4. Please revise to clarify the offering price of the shares of common stock. Refer to Item 501(b)(3) of Regulation S-K. In this regard, please revise to clarify that the shares will be offered at a fixed price until such time as a market develops for your securities. Please also confirm your understanding that being quoted on the OTC Pink does not satisfy this existing market requirement for purposes of identifying the offering price on the cover page.

Prospectus Summary, page 1

5. Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise to provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company. Revise to clarify, if true, that you do not own any short line or regional freight railroads or any rolling stock or locomotives for lease to railroads and that you have had limited revenues and only net losses to date. To the extent that you discuss future business plans here, such as your intentions to acquire (i) short line or regional freight railroads, (ii) existing railcar and locomotive leasing companies, (iii) rolling stock or locomotives for lease to railroads, or (iv) rail-related service companies, the discussion should be balanced with a brief discussion of the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

6. We note that your auditor has issued a going concern opinion on your audited financial statements. Please revise to disclose your cash on hand as of the most recent practicable date, your monthly "burn rate," pre and post-offering, and the month you will run out of funds without additional capital. Please also revise to state, if true, that you must raise additional capital in order to continue operations and to implement your business plan and quantify the amounts needed for each.

Risk Factors, page 3

7. Please revise to include a risk factor discussing the fact that Mr. Hart is concurrently involved with a number of other businesses and disclose how much time Mr. Hart will devote to the company each week or month.

8. We note that a significant portion of your accounts payable and accrued expenses are due to related parties. To the extent these current liabilities present a material risk to your business, please revise to include a risk factor which discusses this risk.

9. We note that you may be required to issue a significant amount of stock to TDJ to the extent that the company closes a funding of not less than $120 million. Please revise to include a risk factor discussing this contractual obligation and any potential dilution to existing stockholders.

Our auditors have raised substantial doubts as to our ability to continue, page 3

10. We note your disclosure that you expect to "incur substantial losses in future periods." Please revise to quantify the amount of substantial losses that you expect to incur in future periods or alternatively quantify your monthly post-offering "burn rate."

We will need additional financing, page 3

11. Please revise to quantify your expected near term and long term additional financing requirements which are necessary to continue operations and to implement your business plan so that investors may assess the risk.

We intend to become subject to the periodic reporting requirements, page 5

12. Please quantify the anticipated costs of being a reporting company. To the extent your disclosure is based on management's reasonable estimates, please include disclosure to that effect. Please also revise the fourth sentence accordingly.

We are an "emerging growth company" under the Jobs Act of 2012, page 7

13. We note the disclosure on pages 7 through 9 which indicate that as an emerging growth company, you have elected to take advantage of the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with the effective dates for public companies. Similar disclosures should also be provided in MD&A.

Plan of Distribution, page 15

14. We note that the selling stockholders are offering shares of your common stock on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933. We further note your disclosure in the third full paragraph on page 16 that "[c]ertain of the selling stockholders are, given their affiliation with [your] company, deemed to be 'underwriters' within the meaning of the Securities Act of 1933." Based on such disclosure, we note that the offering by such selling stockholders does not appear to be eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. Please advise regarding the provision of Rule 415 of the Securities Act of 1933 relied upon and the basis for such reliance. Alternatively, please revise the prospectus throughout to indicate that the offering by such selling stockholders will be conducted at a fixed price for the duration of the offering. Please also identify the selling stockholders who are deemed to be underwriters. For guidance refer to Rules 415(a)(1)(x) and 415(a)(4) of the Securities Act of 1933 and Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Business, page 17

Overview, page 17

15. Please revise this section, the Prospectus Summary on page 1, the "Our business strategy" section on page 24 and the "Rail rolling stock leasing division" section on page 25 to provide a clear picture of your business and current operations. We note that the disclosure in these sections appears overly anticipatory in nature. Please revise each section to clearly differentiate between activities you have implemented to date, activities you are in the process of implementing and those that will be done in the future. Please revise to clarify, if true, that you do not own any short line or regional freight railroads or any rolling stock or locomotives for lease to railroads. To the extent you discuss your future plans for operations throughout these sections, such as your intentions to acquire (i) short line or regional freight railroads, (ii) existing railcar and locomotive leasing companies, (iii) rolling stock or locomotives for lease to railroads, or (iv) rail-related service companies, the discussion should be balanced with a time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations, including the need for financing. If financing is currently not available, please make that clear.

16. We note your disclosure in the second paragraph that "[you] expect to grow the acquired railroads' revenue and income base through innovative and efficient operations, combined with strategic marketing initiatives" and in the third paragraph regarding your acquisition strategy. Please revise to add balancing language that these expectations are highly anticipatory in nature, are subject to a number of assumptions and may not be achievable by the company.

17. Refer to your statement that you acquired TMS, a company which provides railroad consulting services. Please be more specific about the nature and current operations of this business. Please discuss the types of services it is providing and to whom, how you have integrated that business into your operations and how that business will interact with your proposed operations.

18. Please discuss the terms of your agreement with TBG in this section, including what services they are currently providing and how those services relate to your proposed business.

19. Please tell us, with a view towards revised disclosure, whether the initial six month term of your agreement with TDJ has been extended or if such agreement has expired.

Our industry, page 17

20. We note that the industry data discussed in this section appears dated. Please revise for calendar year 2013.

21. To the extent industry statistics are disclosed which include past growth rates or projections as to future growth rates, please revise to include appropriate balancing language that there is no guarantee that comparable growth rates or projected future growth rates will be achieved.

22. Please revise this section, as applicable, to disclose the source for all tables and charts. In this regard, we note that certain tables and charts do not include source references.

Our business strategy, page 24

23. We note your disclosure in the second paragraph that you "plan to make two to four acquisitions per year during [your] first five years of operation." Please revise to discuss in greater detail the anticipated timing for your first railroad acquisitions. Please also revise to quantify the anticipated costs associated with such railroad acquisitions and how you intend to fund such acquisitions. Additionally, please revise to clarify whether you have entered into any agreements or letters of intent related to any railroad acquisitions.

24. Refer to the third paragraph. We note your disclosure that "[m]any of these potential acquisitions are not being auctioned, which presents the ability to make acquisitions at lower multiples." Please advise us of your basis for and meaning of this statement.

Rail rolling stock leasing division, page 25

25. Please revise the first paragraph to clarify, if true, that you do not currently have any rolling stock, locomotives or rail customers.

26. We note your disclosure in the third paragraph that you "anticipate building a fleet of rail freight cars for lease of approximately 5,000 units and a locomotive lease fleet of approximately 150 units." Please revise to discuss in greater detail the anticipated timing for your first rolling stock or locomotive fleet acquisitions. Please also revise to quantify the anticipated costs associated with acquiring these lease fleets and how you intend to fund such acquisitions.

Competition, page 27

27. Please revise the first paragraph to remove references to well known, established companies as it is not clear you will compete with their operations in the near future.

Government regulation, page 27

28. We note the phrase "certain of our railroads" used in the first and second paragraphs on page 28 implies that you currently own and operate railroads. Please revise as applicable.

Legal proceedings, page 30

29. We note the statement that your legal counsel has opinioned that an unfavorable outcome of the case described in this section is deemed remote and any possible loss is deemed immaterial. Please tell us why you have not filed a consent of counsel as an exhibit to the registration statement related to this statement. Refer to Securities Act Rule 436.

Management's Discussion and Analysis of Financial Condition, page 34

30. Please revise to include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to generate revenue.

Results of Operation, page 35

31. Please revise your discussion of operating results to include a more detailed discussion of the qualitative and quantitative factors impacting both revenue and expenses. Please also include a discussion of the revenues you generated for the 2013 fiscal year.

Liquidity and capital resources, page 35

32. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements which are necessary to implement your business plan, the timing of such demands, and the impact on the company if the funding cannot be obtained.

Executive Compensation, page 40

33. We note your disclosure in the "Employment agreement with Wayne A. August" section on page 41 that you granted Mr. August a stock award in 2013 in connection with his new employment agreement. Please revise Mr. August's compensation for fiscal year 2013 by including the aggregate grant date fair value of this stock award calculated in accordance with FASB ASC Topic 718 in the "Stock Awards" column of the "Summary Compensation" table. Please also revise the "Total" column accordingly.

34. Please revise to include a footnote disclosing all assumptions made in the valuation of any stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

Outstanding Equity Awards At Fiscal Year-End Table, page 41

35. We note that Mr. August appeared to have an outstanding stock award at the end of fiscal year 2013. Please revise this table accordingly.

Security Ownership of Certain Beneficial Owners, page 42

36. For Brosman Holdings Inc., please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

Consolidated Rail Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 5. Stock Transactions, page F-11

(a) Preferred stock

37. We note from the disclosure included in Note 5 that on July 2, 2013, 600,000 shares of Series A Convertible Preferred Stock was issued to various individuals for services and acquisition of TMS and was valued at $.001 per share. We also note from the disclosures

in Note 5 that the holders of Series A Convertible Preferred stock shall at any time be able to convert one share of their stock into 94 shares of common stock, at the then current conversion price as of the Conversion Date. Please revise Note 5 to explain how the conversion price of the Series A Convertible shares may be adjusted in future periods and revise to define the Conversion Date. Also, given that the trading price of your common shares during the quarter ended September 30, 2013, when this transaction occurred, was $1.10 per share and your Series A Convertible Preferred stock is convertible into 94 common shares, please explain in detail why you believe it was appropriate to value the Series A Convertible Preferred shares at $.001 per share. We may have further comment upon review of your response.

(b) Common stock

38. We note from the disclosure in Note 5 that on January 2, 2013, the company issued 31,000,000 shares of common stock to a related party for services and the shares issued were valued at $31,000 or approximately $.001 per common share. Given that the trading price of your common shares during the quarter ended March 31, 2013 was $.30 per share and all other shares issued during 2013 for cash or services were valued at prices ranging from $.05 per share to $.45 per share, please explain in detail why you believe your valuation of these shares at $.001 per common share was appropriate. Also, the date on which these shares were issued as disclosed in Note 5 of January 2, 2013 is inconsistent with that noted on page II-3 which indicates these shares were issued in June 2013. Please reconcile and revise these disclosures.

Back Cover Page of Prospectus

39. Please revise to include the "Dealer Prospectus Delivery Obligation" legend. Refer to Item 502(b) of Regulation S-K.

Item 17. Undertakings, page II-5

40. Please revise to provide the undertaking set forth in Item 512(a)(6) of Regulation S-K.

Exhibit 10.1

41. Please refile to include a complete copy of the agreement which includes all exhibits, attachments, schedules, annexes, and appendixes. In this regard, we note that the filed version does not include all referenced schedules.

Exhibit 10.2

42. Please refile a fully executed copy of the agreement. In this regard, we note that the signature of TDJ has been omitted.

Exhibit 10.4

43. Please refile a fully executed copy of the agreement. In this regard, we note that the dates of execution by the parties have been omitted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
Charlie Pearlman, Esq.